

August 1, 2013

Via E-mail
Mr. Lucas J. Narel
Chief Financial Officer
NCI, Inc.
11730 Plaza America Drive
Reston, Virginia 20190-4764

> **Re: NCI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 1, 2013**
> **File No. 000-51579**

Dear Mr. Narel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 2

1.   We note your discussion on pages 29 and 30 that your PEO Soldier contract accounted for 16.9%, 15.4%, and 13.7% of revenues in 2012, 2011, and 2010, respectively. Please provide in your response, and include in Business or another appropriate section in future filings, a discussion of the material terms of this agreement. Additionally, please file the agreement, or tell us how you determined that the agreement is not required to be filed as an exhibit to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16. Performance Incentive Plan

Assumptions Used in Fair Value Determination, page F-16

2.   We note that you continue to use the simplified method to determine the expected life of your stock options as your historical data does not provide a reasonable basis on which to estimate the expected term. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term. Also, tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Item 15. Exhibits, page 39

3.   We note that you filed the Waiver and Amendment to Amended and Restated Loan and Security Agreement, dated December 31, 2012, in a Form 8-K filed on January 8, 2013, and that you described terms of this agreement in your Form 10-K, including on pages 32 and 33. You did not, however, list the agreement in the exhibit list of your Form 10-K. The exhibit index for the Form 10-K should list each exhibit required in the Form 10-K even if it was previously filed. We refer you to the Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretation Question 146.02 available on our website. Please ensure that the waiver and amendment is included in the exhibit index where required in future filings.

Signatures, page 41

4.   The Form 10-K must be signed by your controller or principal accounting officer. See General Instruction D(2) to Form 10-K. We presume that Lucas J. Narel, your chief financial officer, also serves as your controller or principal accounting officer. If this is the case, please confirm in your response letter, and indicate each capacity in which he signs the report in future filings. Otherwise, please file an amendment to include the signature of your controller or principal accounting officer.

Form 10-Q for the Quarter Ended March 31, 2013

Item 4. Controls and Procedures

Evaluation of the Effectiveness of Disclosure Controls and Procedures, page 13

5.   We note that your chief executive officer and chief financial officer concluded that, as of March 31, 2013, your disclosure controls and procedures were effective. However, it

appears that the Form 8-K filed January 8, 2013 was not timely filed. Please explain how this conclusion was reached given that all reports were not timely filed in the quarterly period ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief